IHS Inc.
15 Inverness Way East
Englewood, CO 80112

November 8, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng

Via Facsimile: 202-942-9544

Re:
IHS Inc.
Registration Statement on Form S-1, as amended
File No. 333-122565

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 to 2:00 p.m. on November 10, 2005 or as soon thereafter as practicable.

        We hereby acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
IHS INC.
By:	/s/ STEPHEN GREEN
Name:	Stephen Green
Title:	Senior Vice President and General Counsel

November 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
IHS Inc.
Filed on Form S-1
Registration No. 333-122565

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between October 21, 2005 and the date hereof 28,580 copies of the Preliminary Prospectus dated October 21, 2005 distributed as follows: 25,685 to 6 prospective underwriters; 2,518 to 2,518 institutional investors; 350 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 18 to 13 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. on November 10, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED
UBS SECURITIES LLC
KEYBANC CAPITAL MARKETS,
    A DIVISION OF MCDONALD INVESTMENTS INC.
PIPER JAFFRAY & CO.

As Representatives of the Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)